Exhibit 99.15

CONSENT OF EXPERT
In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2015 (the “Form 40-F”), I, Carlos Bottinelli Otárola, P. Eng., Registered Member of Chilean Mining Commission, hereby consent to the use of my name in connection with the mineral reserve estimates for the El Peñón Mine as at December 31, 2015 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

By:    /s/ Carlos Botinelli Otárola
Name: Carlos Bottinelli Otárola, P. Eng.,
Title: Registered Member of Chilean Mining Commission

March 29, 2016